United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

November 30, 2021

Re:	Community Redevelopment Inc. (CIK 0001084551)
Form 1-A (Accession No. 0001683168-21-005967)
Submitted November 24, 2021
File No. 024-11727

Dear Sir/Madam:

My client, Community Redevelopment, Inc., hereby applies for the Securities and Exchange Commission’s consent to immediately withdraw its Form 1-A Offering Statement (along with any and all exhibits filed therewith) filed (and dated) November 24 2021, File No. 024-11727.

Community Redevelopment, Inc. intended to file an Amendment on Form 1-A/A to its Form 1-A filing that was originally filed on August 26, 2021 (File No. 024-11616). However, the EDGAR submission was inadvertently submitted as EDGAR Form Type 1-A instead of as an Amended Form 1-A/A. When I was notified of this error, I immediately began preparation to submit the Form 1-A/A related to File No. 024-11616 as intended, and proceeded to prepare this 1-A-W filing to withdraw the erroneous Form 1-A filing (File No. 024-11727).

As such, Community Redevelopment, Inc. requests to withdraw the Form 1-A (File No. 024-114727 filed (and dated) November 24, 2021.

Please do not hesitate to contact the undersigned at David@TopTier.eu with any questions or comments.

Sincerely,

/s/ David E. Price
David E. Price, Esq.